Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-278207

Prospectus Supplement No. 15

(to Prospectus dated May 15, 2024)

SUPPLEMENT NO. 15 TO

PROSPECTUS FOR

UP TO 30,183,800 CLASS A ORDINARY SHARES

BITFUFU INC.

This Prospectus Supplement No. 15 is being filed to update and supplement the information contained in the prospectus dated May 15, 2024 (as supplemented from time to time, the “Prospectus”), relating to, among other things, the issuance from time to time of up to 5,589,292 Class A Ordinary Shares and the resale from time to time by the selling shareholders named in this Prospectus or their permitted transferees of (a) up to 24,594,508 Class A Ordinary Shares; (b) up to 155,541 Class A Ordinary Shares issuable upon the exercise of 207,389 Warrants; and (c) up to 207,000 Class A Ordinary Shares issuable upon the exercise of the Unit Purchase Option.

February 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

9 Temasek Boulevard

Suntec Tower 2, #13-01/02/03

Singapore 038989

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - BitFuFu Acquires 51MW Operational Data Center in Oklahoma, Expanding U.S. Mining Footprint

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: February 20, 2025	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chairman of Board of Directors and Chief Executive Officer

Exhibit 99.1

BitFuFu Acquires 51MW Operational Data Center in Oklahoma, Expanding U.S. Mining Footprint

Majority stake acquisition strengthens BitFuFu’s operational scale and efficiency with low-cost power and enhanced hosting capacity

Net electricity cost at this facility is very competitive at about $0.03 per kWh

With the deployment of AntMiner S21 series miners, the average cash cost to mine one Bitcoin at this site is as low as $18,000, excluding depreciation

SINGAPORE, February 20, 2025 - BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced that it has signed a definitive agreement and acquired a majority ownership in a 51-megawatt (MW) operational Bitcoin mining data center in Oklahoma. The transaction is priced at $400,000 per MW and funded with cash from BitFuFu’s balance sheet and common stock.

Strategic Benefits of the Acquisition

Located in Oklahoma, the acquired data center has been operational since 2022, utilizing air-cooled container-based infrastructure. The facility boasts a track record of over 95% uptime and operates with a highly competitive net electricity cost of approximately $0.03/kWh. This will enable BitFuFu to mine one Bitcoin at a cash cost as low as $18,000 at this site, assuming the deployment of AntMiner S21 XP, excluding depreciation of miners and facilities.

In addition to its high-performance mining capabilities, the site includes a fully integrated operations center which lays a good foundation to build a state-of-the-art repair center to enhance mining business and operational efficiency.

The facility benefits from cost-effective energy delivery and operates within the Southwest Power Pool (SPP) – a highly stable and regulated energy market. Oklahoma’s crypto-friendly regulatory environment further strengthens the site’s long-term advantages, with legislation such as the Oklahoma Commercial Digital Asset Mining Act of 2022 and the Energy Discrimination Elimination Act providing tax incentives for mining operations.

Scaling Hashrate & Hosting Services

BitFuFu plans to deploy AntMiner S21 series or higher efficiency version of miners at this site, which will increase its total managed hashrate scale by over 3EH/s. The site has sufficient land for further expansion, pending the completion of a transmission upgradation study by the utility company and SPP in mid- 2025.

“We have made significant progress toward our 1GW Global Capacity Expansion Plan,” said Leo Lu, Chairman and CEO of BitFuFu. “This acquired data center in Oklahoma has built a highly efficient mining operation, and we are excited to welcome them into the BitFuFu family. It allows us to expand our self-mining operations, enhance hosting services, and strengthen our cloud mining platform.”

“Moreover, we executed a framework agreement to purchase from BITMAIN up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro) in the fourth quarter of 2024, which will greatly support our strategic 1GW Global Capacity Expansion Plan and constantly improves the efficiency of our global hashrate network under management. We aim to continuously create value for our clients and shareholders–that philosophy drives our commitment to operational excellence and continued expansion.”

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including cloud-mining. BitFuFu received early investment from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in the Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

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